

Mail Stop 4631

March 16, 2016

<u>Via E-mail</u>
Mr. Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

  RE: Smith & Wesson Holding Corporation
    Form 10-K for the Year Ended April 30, 2015
    Filed June 22, 2015
    Form 10-Q for the Period Ended January 31, 2016
    Filed March 3, 2016
    Response Letter dated March 8, 2016
    File No. 1-31552

Dear Mr. Buchanan:

We have reviewed your response letter dated March 8, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended January 31, 2016

Note 10. Commitments and Contingencies, page 17

1. We note your response to comment 2 of our letter dated February 24, 2016. We note that while you have considerable experience in assessing product liability cases and claims since they are a routine aspect of your business, such assessment is subject to the normal difficulties encountered in assessing litigation. Because of these normal difficulties, it appears that disclosures related to the number of product liability cases and claims would provide better insight in regard to your current exposure to these matters as well as trends related to these matters. This information can be couched with your belief that the number of cases and claims has not had a historical correlation to merit or exposure.

Management Discussion and Analysis

Results of Operations, page 22

2. We note your response to comment 1 of our letter dated February 24, 2016. We remind
    you that Item 303 (a)(3)(ii) of Regulation S-X requires a discussion of any known trends
    or uncertainties that you reasonably expect will have a material favorable or unfavorable
    impact on sales or income from continuing operations. In addition, Instruction 3 to Item
    303(a) of Regulation S-X states that your discussion and analysis shall focus specifically
    on material events and uncertainties known to management that would cause reported
    financial information not to be necessarily indicative of future operating results or of
    future financial condition. We note that there are multiple factors that can affect your
    future revenue and income. However, we continue to believe that any factors that are
    known and could materially impact your future revenue or income should be disclosed.
    We note that during your earnings call held for the quarter ended January 31, 2016, you
    discussed the amount of units held at the end of the quarter by your distributors. In this
    regard, we continue to believe that you should address the expected impacted of
    inventory levels held by distributors and retailers at the end of a period in your discussion
    if the levels indicate that there could be a material impact to future revenues or income
    from continuing operations.

3. Item 303(a)(3)(ii) of Regulation S-X also requests disclosures when events are known
    that will cause a material change in relationship between costs and revenues. As
    discussed in your earnings call held for the quarter ended January 31, 2016 as well in
    your Form 10-Q for the period ended January 31, 2016, the recent increase in consumer
    demand has led to increased outsourcing of the production of certain components of your
    firearms. Please address the impact of the increased outsourcing on your cost of sales
    and gross profit, if material.

    You may contact Frank Pigott, Staff Attorney, at (202) 551- 3570 or, in his absence, Asia
Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal
matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence,
Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding
comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction